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                                                Filed by Zapata Corporation
                                                pursuant to Rule 425 under the
                                                Securities Act of 1933,

                                                Subject Company: Safety
                                                Components International, Inc.,
                                                Commission File No. 000-23938


ZAPATA CORPORATION ANNOUNCES PROPOSAL TO ACQUIRE REMAINING STOCK OF SAFETY COMPONENTS INTERNATIONAL, INC.


ROCHESTER, N.Y.-November 14, 2003--Zapata Corporation (NYSE:ZAP) today announced that it has submitted to Safety Components Board of Directors a non-binding preliminary indication of interest to acquire the outstanding shares of Safety Components International Inc., common stock not owned by Zapata at a price of $11.49 per share. Zapata currently owns 84% of Safety Components' outstanding shares of common stock. Zapata did not specify whether the price will be paid with cash, Zapata securities or a combination thereof. Zapata is contemplating structuring the transaction as either a tender offer or an exchange offer followed by a short-form merger. Zapata's proposal is subject to the completion of routine due diligence and the negotiation and execution of a definitive agreement and certain other conditions. Zapata has submitted the proposal in connection with its efforts to gain representation on Safety Components' Board of Directors.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release which are not historical fact are forward-looking statements based upon management's current expectations that are subject to risks and uncertainties that could cause actual results, events and developments to differ materially from those set forth in or implied by forward looking statements. These forward looking statements include, but are not limited to, statements regarding the proposed transaction. Factors that could cause actual results, events and developments to differ include, without limitation, those factors listed under the caption "Significant Factors That Could Affect Future Performance And Forward Looking Statements" in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2003. Consequently, all forward looking statements made herein are qualified by these cautionary statements and there can be no assurance that a transaction will occur, the final terms of the transaction, the timing of any such transaction or whether a transaction will be favorable to Zapata or its stockholders.

More detailed information pertaining to Zapata's proposal will be set forth in appropriate filings to be made with the Securities and Exchange Commission ("SEC"). We urge stockholders to read any relevant documents that may be filed with the SEC because they will contain important information. Stockholders will be able to obtain a free copy of any filings containing information about Zapata, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of any filings containing information about Zapata can also be obtained, without charge, by directing a request to Zapata from the contact listed below.


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This communication  shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Contact:
Zapata Corporation
Leonard DiSalvo, CFO
100 Meridian Centre, Suite 350
Rochester, New York 14618
(585) 242-8703


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                              Zapata Corporation
                        100 Meridian Centre, Suite 350
                          Rochester, New York 14618

                              November 13, 2003

Board of Directors
Safety Components International, Inc.
41 Stevens Street
Greenville, South Carolina 29605

c/o
Gary Ivey, Esq.
Altson & Bird
Bank of America Plaza
101 South Tryon Street, Suite 400
Charlotte, NC


Gentlemen:

        We appreciate your invitation to have two nominees of Zapata Corporation join the Safety Components International, Inc. Board of Directors
and appropriate committees.   We understand that this will take place as soon
as practical after complying with all legal requirements. We further understand that the Safety Components Board of Directors is prepared to take the actions necessary for Zapata nominees to constitute a majority of the Safety Components Board of Directors if Zapata and Safety Components enter into a definitive agreement for Zapata's acquisition of all remaining Safety Components public shares.

        Based on the foregoing, Zapata is pleased to present its preliminary, non-binding indication of interest in acquiring all remaining Safety Components public shares at a price of $11.49 per share. The price equals the weighted average purchase price recently paid by Zapata for its 84% ownership interest in Safety Components. The price represents a 51% premium above the $7.62 per
share average trading price of Safety Component's common stock   during the 12
month period ended on September 29, 2003, the date on which Zapata first announced its purchase of Safety Components shares.

        We have not yet determined whether the purchase price will be paid in cash, Zapata securities or a combination thereof. The transaction, however, would likely be structured as a tender or exchange offer by Zapata, followed by a short-form merger between Safety Components and a newly formed, wholly-owned Zapata subsidiary. Any Safety Components public shares not owned by Zapata upon the closing of the tender/exchange offer (other than those with respect to which appraisal rights are properly exercised) would be converted in the merger into the rights to receive the same price paid in the tender/exchange offer.


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The tender/exchange offer would be subject to customary conditions in addition to the following conditions:

                      * sufficient Safety Components shares shall be validly
                        tendered (and not withdrawn) so that such shares, when taken together with the Safety Components shares already owned by Zapata, will give Zapata beneficial ownership of at least 90% of Safety Components' shares of common stock, calculated on a fully-diluted basis,

                      * Congress Financial shall have confirmed that the
                        current debt financing provided by it to Safety Components shall remain in place on the current terms on consummation of the transaction,

                      * the waiting period under the Hart-Scott-Rodino
                        Antitrust Improvements Act of 1976, shall have terminated or expired,

                      * all outstanding options to purchase Safety Components
                        shares shall have been exercised, cancelled or otherwise dealt with on terms satisfactory to Zapata and to the extent required by the Safety Components 2001 Stock Option Plan and all related stock option agreements shall have been amended to the extent necessary to facilitate such actions, and

                      * other than Zapata's approval, all actions for the
                        short-form merger to be accomplished upon the approval of only the "continuing directors" provided for in the first sentence of Section 2 of Article Seventh of Safety Components' Amended and Restated Certificate of Incorporation, as amended, shall have been taken.

        Under the circumstances, we assume that the Safety Components Board of Directors will establish a special committee of disinterested outside directors to address our proposal. We anticipate that upon reaching agreement, the parties will execute a definitive agreement and the tender/exchange offer will be commenced by Zapata (or it's newly formed, wholly-owned subsidiary) in accordance with applicable laws. Before executing the definitive agreement, we will want to conduct a routine due diligence review of Safety Components.

        As indicated above, our proposal is a preliminary, non-binding indication of interest and does not constitute a binding agreement or offer to enter into a binding agreement. Accordingly, no contract or agreement providing for any transaction involving Safety Components and Zapata shall be deemed to exist unless and until a final definitive agreement has been executed and delivered.

        Our offer, if and when made, would involve required filings with the Securities and Exchange Commission and the mailing of appropriate materials to the public stockholders of Safety Components. Safety Component's stockholders should read the tender/exchange offer statement on Schedule TO to be filed by Zapata, which such stockholders will be able to obtain free of charge from the Securities and Exchange Commission's website at http://www.sec.gov or from Zapata at the above address.

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        Please be advised that we intend to disclose this revised proposal in an
Amendment to our Schedule 13D relating to shares of Safety Components common stock. We also intend to file this letter under cover of Schedule TO as a preliminary communication in accordance with Rule 14d-2(b) under the Securities Exchange Act of 1934, as amended.

        We look forward to working with you on this transaction. Please contact us as soon as possible to make arrangements for proceeding with the negotiation of the proposed transaction.

                              Very truly yours,

                              ZAPATA CORPORATION


           By:/s/ Avram Glazer
              ---------------
              Avram Glazer, Chief Executive Officer and President